Morgan, Lewis & Bockius

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WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

June 20, 2024

Confidential

Ms. Christine Torney

Ms. Angela Connell

Mr. Alan Campbell

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on Registration Statement on Form F-1 Filed on June 5, 2024 File No. 333-277731

Dear Ms. Torney, Ms. Connell, Mr. Campbell, Ms. Gama:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 14, 2024 on the Company’s Registration Statement filed on June 5, 2024.

The Company respectfully advises the Staff that, subject to market conditions, it plans to launch the road show for the proposed offering as soon as possible. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Amendment No. 2 to Registration Statement on Form F-1

Related Party Transactions, page 138

1.	In your response to prior comment 3 you identify the familial ties of Bryan Teo Ying Jie and Dorea Quek En Qi to director and principal shareholder Teo Peng Kwang and to chief executive officer, director, and principal shareholder David Quek Yong Qi, respectively. Please amend your registration statement to disclose each relationship as you indicated in your response.

In response to the Staff’s comment, the Company has revised page 138 of the primary prospectus.

General

2.	We are continuing to consider your response to prior comment 3. In that regard, please clarify whether each selling stockholder is an affiliate of the company.

In response to the Staff’s comment, the Company respectfully submits that the Company does not identify Ms. Dorea Quek En Qi and Mr. Bryan Teo Ying Jie, collectively, the Resale Shareholders, each a Resale Shareholder, as “affiliates” of the Company.

Rule 405 of the Securities Act of 1933, or Rule 405, defines “affiliate” as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. The term “control” (including the terms controlling, controlled by and under common control with) as defined in Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Each of the Resale Shareholders holds 810,000 class A ordinary shares of the Company, which represents 4.50% of the Company’s issued and outstanding shares and approximately 0.56% of the Company’s voting power immediately prior to the Company’s initial public offering. Furthermore, despite their familial ties, the Resale Shareholders are independent, and neither Ms. Dorea Quek En Qi nor Mr. Bryan Teo Ying Jie has or shares, directly or indirectly, voting and/or dispositive power over the class A ordinary shares held by David Quek Yong Qi and Mr. Teo Peng Kwang, respectively. Similarly, neither of the Resale Shareholders has any contractual or other arrangements in place granting them control of the Company. Therefore, each Resale Shareholder does not possess, either directly or indirectly, the power to direct or influence the management and policies of the Company.

In addition, despite their employment relationship with the Company, the Resale Shareholders do not have any arrangements, contractual or otherwise, that would lead to them being controlled by the Company. Similarly, despite their familial ties, the Resale Shareholders are independent, and neither David Quek Yong Qi nor Mr. Teo Peng Kwang has or shares, directly or indirectly, voting and/or dispositive power over the class A ordinary shares held by the Resale Shareholders and there are no other arrangements, contractual or otherwise, that would cause the Resale Shareholders to be considered under common control with, the Company.

The Company does not therefore consider the Resale Shareholders to be affiliates of the Company under the Securities Act.

3.	Please tell us whether and, if so, how the resale offering would assist the company in meeting the initial listing requirements of Nasdaq.

In response to the Staff’s comment, the Company respectfully submits that it does not believe the resale offering would assist the Company in meeting Nasdaq’s initial listing requirements. No sales of the shares covered by the resale prospectus will occur until the shares from the Company’s initial public offering begin trading on Nasdaq, which happens after the determination of initial listing requirements of Nasdaq. In addition, the Company has no control over the timing or the number of shares that may be sold by the Resale Shareholders pursuant to the resale prospectus, if such sales were to happen at all.

However, the Company believes that the resale offering is in its best interest as it can help the Company maintain its listing status on Nasdaq following the Company’s initial public offering by enhancing the market value of the publicly held shares and increasing the number of shares available for public trading, thereby increasing the number of public shareholders as well as improving share liquidity of the Company.

4.	We note your disclosure at page Alt-3 indicates that you have “agreed to keep this prospectus effective until” the selling shareholders may resell their shares without registration or have resold their shares under this prospectus or without registration. Please tell us whether there is a registration rights agreement between the selling shareholders and the company. If there is such an agreement, please describe its material terms, including the number of shares that it covers, clarify when the parties entered into the agreement, and file the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation SK.

In response to the Staff’s comment, the Company respectfully submits that no registration rights agreement has been entered into between the Resale Shareholders and the Company. The Company has therefore revised page Alt-3 of the secondary prospectus to remove any reference to an obligation.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86.21.8022.8568 or via email at mathew.lewis@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP